

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

December 8, 2016

John A. Brooks
Interim Principal Executive Officer, Executive Vice President
 and Chief Operating Officer
Penn Virginia Corporation
14701 St. Mary's Lane, Suite 275
Houston, Texas 77079

  Re: Penn Virginia Corporation
    Registration Statement on Form S-1
    Filed November 18, 2016
    File No. 333-214709

Dear Mr. Brooks:

  We have limited our review of your registration statement to compliance with our comments relating to your confidential treatment request for portions of Exhibit 10.6 filed with your Form 10-Q on November 14, 2016, as amended by Form 10-Q/A filed on November 28, 2016.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

Form S-1

1. We have completed our review of your confidential treatment request and have no further comments. Amend the registration statement to incorporate by reference the amended Form 10-Q and any other Exchange Act filings you make subsequent to November 18, 2016, and prior to the requested effective date. See Item 12(a)(1) of Form S-1.

  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources